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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)*


                              LaserCard Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   51807U-10-1
                             ----------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

 -------------------------
 CUSIP No.  51807U-10-1
 -------------------------

 ------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

       Jerome Drexler
 ------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
       (SEE INSTRUCTIONS)                                               (b) [ ]
 ------------------------------------------------------------------------------
 3     SEC USE ONLY

 ------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
 ------------------------------------------------------------------------------
                   5     SOLE VOTING POWER
                         624,810*
   NUMBER OF       ------------------------------------------------------------
    SHARES         6     SHARED VOTING POWER
 BENEFICIALLY            5,200
   OWNED BY        ------------------------------------------------------------
 EACH REPORTING    7     SOLE DISPOSITIVE POWER
    PERSONY              624,810*
     WITH:         ------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
                         5,200
 ------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         624,810*
 ------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                         [X]
 ------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         5.51%*
 ------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                         IN
 ------------------------------------------------------------------------------

* Includes vested stock options totaling 155,000 shares. Please refer to Item 4 on page 3 hereof regarding shares omitted or included in such totals.

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ITEM 1 (a)         NAME OF ISSUER:
                   LaserCard Corporation

ITEM 1 (b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   1875 N. Shoreline Blvd.
                   Mountain View, California 94043

ITEM 2 (a)         NAME OF PERSON FILING:
                   Jerome Drexler

ITEM 2 (b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                   1077 Independence Avenue
                   Mountain View, California 94043

ITEM 2 (c)         CITIZENSHIP:
                   United States of America

ITEM 2 (d)         TITLE OF CLASS OF SECURITIES:
                   Common Stock, $0.01 Par Value

ITEM 2 (e)         CUSIP NUMBER:
                   518O7U-10-1

ITEM 3             Not Applicable

ITEM 4             OWNERSHIP AS OF DECEMBER 31, 2004
             (a)   Shares Beneficially Owned:

                   (i)     Held by me beneficially
                           and of record..........................   624,810 *

                   (ii)    Held directly or indirectly
                           by my wife Sylvia B. Drexler;**
                           beneficial ownership disclaimed
                           by me under Rule 13d-4.................     7,700 **

                   (iii)   Held by The Drexler Foundation;***
                           beneficial ownership disclaimed
                           by me under Rule 13d-4.................     5,200 ***

                   (iv)    Total shares reported..................   637,710 *

             (b)   Percent of Class:

                   The 637,710* reported shares constitute 5.63% of the 11,333,759 shares outstanding on December 3l, 2004; the 624,810* shares owned beneficially by me constitute 5.51% of such shares as of December 31, 2004.

             (c)   Number of shares as to which I have:

                   (i)     Sole power to vote or to
                           direct the vote........................   624,810 *

                   (ii)    Shared power to vote or to
                           direct the vote........................     5,200 ***

                   (iii)   Sole power to dispose or to
                           direct the disposition of..............   624,810 *

                   (iv)    Shared power to dispose or to
                           direct the disposition of..............     5,200 ***

* Pursuant to Rule 13d-3(d)(1)(i), this figure includes 155,000 shares, representing vested stock options, which I had the right to purchase within sixty days of December 31, 2004.

** Pursuant to Rule 13d-4, this figure consists of 7,700 shares held by my spouse, as to which shares I disclaim beneficial ownership.

*** Pursuant to Rule 13d-3(a), this figure consists of 5,200 shares owned by The Drexler Foundation, a California non-profit corporation, whose assets are perpetually dedicated to charity. The power to vote and to dispose of the shares is shared by the Foundation's trustees, consisting of myself and my spouse; I disclaim beneficial ownership of the shares owned by this Foundation.

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ITEM 5       Not Applicable

ITEM 6       Not Applicable

ITEM 7       Not Applicable

ITEM 8       Not Applicable

ITEM 9       Not Applicable

ITEM 10      Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

                             /s/ Jerome Drexler
                             -------------------------------
                             JEROME DREXLER

             ATTENTION: INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT
            CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)